UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 3)
CKX, INC.
(Name of the Issuer)
CKX, INC.
THE PROMENADE TRUST
PRISCILLA PRESLEY
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12562M106
(CUSIP Number of Class of Securities)

Howard J. Tytel	David E. Shapiro
CKx, Inc.	Wachtell, Lipton, Rosen & Katz
650 Madison Avenue	51 West 52nd Street
New York, New York 10022	New York, New York 10019
Telephone: (212) 838-3100	(212) 403-1000

Michael A. Woronoff
Proskauer Rose LLP
2049 Century Park East, Suite 3200
Los Angeles, California 90067-3206
Telephone: (310) 284-4550
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
     This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$511,409,101.50	$59,375.00

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.

(2)	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375

Form or Registration No.:	Schedule TO-T
Filing Party:	Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley
Date Filed:	May 17, 2011

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed on May 20, 2011 with the Securities and Exchange Commission (the “SEC”) by CKx, Inc., a Delaware corporation and the issuer of common stock that is subject to the transaction (“CKx”), The Promenade Trust and Priscilla Presley as amended by Amendment No. 1 filed with the SEC on May 23, 2011 and Amendment No. 2 filed with the SEC on June 2, 2011 (as previously amended, the “Schedule 13E-3”), relating to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Common Shares” and each a “Common Share”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes. The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal, contained in the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc. (“Parent”), Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. (“Merger Sub”) and Apollo Management VII, L.P. and the Company, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley with the SEC on May 17, 2011 as amended by Amendment No. 1 filed with the SEC on May 24, 2011, Amendment No. 2 filed with the SEC on June 1, 2011, Amendment No. 3 (“Amendment No. 3 to the Schedule TO”) filed with the SEC on June 3, 2011 and Amendment No. 4 (“Amendment No. 4 to the Schedule TO”) filed with the SEC on June 7, 2011 (as amended, the “Schedule TO”). In connection with the Offer to Purchase, the Company filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on May 18, 2011 as amended by Amendment No. 1 filed with the SEC on May 23, 2011, Amendment No. 2 filed with the SEC on June 1, 2011, Amendment No. 3 filed with the SEC on June 2, 2011 and Amendment No. 4 filed with the SEC on June 7, 2011 (as amended, the “Schedule 14D-9”).
     The information set forth in each of the Offer to Purchase, the Schedule TO and the Schedule 14D-9 is expressly incorporated herein by reference only to the extent such information is required in response to the items of this Schedule 13E-3. Except as specifically set forth herein, the Schedule 13E-3 remains unchanged. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Offer to Purchase.
Item 1: Summary Term Sheet
     The information incorporated into Item 1 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth in Item 1 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 1 of the Schedule 13E-3
Item 4: Terms of the Transaction
     The information incorporated into Item 4 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 6 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 4 of the Schedule 13E-3.
     The information incorporated into Item 4 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 4 of the Schedule 13E-3.
     The information incorporated into Item 4 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”) is hereby amended and supplemented as set forth in Item 6 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 4 of the Schedule 13E-3.
Item 5: Past Contacts, Transactions, Negotiations and Agreements
     The information incorporated into Item 5 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 3 to the Schedule TO, which is hereby incorporated by reference into Item 5 of the Schedule 13E-3.
     The information incorporated into Item 5 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 5 of the Schedule 13E-3.
Item 6: Purposes of the Transaction and Plans or Proposals
     The information incorporated into Item 6 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 3 to the Schedule TO, which is hereby incorporated by reference into Item 6 of the Schedule 13E-3.
     The information incorporated into Item 6 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 6 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 6 of the Schedule 13E-3.
     The information incorporated into Item 6 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 11 (“Source and Amount of Funds”) is hereby amended and supplemented as set forth in Item 6 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 6 of the Schedule 13E-3.
     The information incorporated into Item 6 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 6 of the Schedule 13E-3.
     The information incorporated into Item 6 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS— Section 17 (“The Merger Agreement and Certain Other Agreements”) is hereby amended and supplemented as set forth in Item 6 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 6 of the Schedule 13E-3.
Item 7: Purposes, Alternatives, Reasons and Effects
     The information incorporated into Item 7 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 3 to the Schedule TO, which is hereby incorporated by reference into Item 7 of the Schedule 13E-3.
     Item 7 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:
          As of June 7, 2011, Ms. Priscilla Presley’s direct interest in the net book value and net earnings or loss of CKx, as a result of holding 6,000 Common Shares, was less than 1% and the Trust’s direct interest in the net book value and net earnings or loss of CKx, as a result of holding all outstanding Preferred Shares, was 1.58% (calculated on an as converted basis assuming use of the same conversion rate of one Common Share for each Preferred Share as currently applicable to the Preferred Shares of CKx held by the Trust). Following the Offer, Ms. Presley’s and the Trust’s interest will remain unchanged. Following the consummation of the Merger, (i) Ms. Presley’s Common Shares will be cancelled and converted to the right to receive the same price per Common Share as the Offer Price and she will not have any interest in the net book value and net earnings or loss of CKx and (ii) the Trust’s indirect interest in the net book value and net earnings or loss of CKx will be approximately 4.06% assuming that the Sillerman Stockholders elect to roll over half of the Sillerman Shares in exchange for Parent Common Shares in accordance with the Sillerman Support Agreement, assuming that the Trust exchanges 100% of its Preferred Shares for Parent Preferred Shares pursuant to the Promenade Support Agreement and assuming the conversion of Parent Preferred Shares held by the Trust to Parent Common Shares using the same conversion rate of one Common Share for each Preferred Share as currently applicable to the Preferred Shares of CKx held by the Trust. CKx’s net book value as of December 31, 2010 was $266,863,000 and CKx’s net loss for the fiscal year ended December 31, 2010 was $15,716,000. Based on the foregoing, assuming the Merger had been consummated in 2010, the interest of the Trust in CKx’s net book value would have been $10.8 million, as of December 31, 2010 and their interest in CKx’s net loss would have been $11.0 million, for the fiscal year ended December 31, 2010.
          Following the consummation of the Offer and the Merger, the Trust, assuming that the Trust exchanges 100% of its Preferred Shares for Parent Preferred Shares pursuant to the Promenade Support Agreement, will be entitled to its percentages described above of all other benefits resulting from its indirect ownership of CKx, including income generated by CKx’s operations and any future increase in CKx’s value. Similarly, the Trust will also bear its percentage described above of the risk of losses generated by CKx’s operations and any decrease in the value of CKx after the Offer and the Merger.
     Item 7 of the Schedule 13E-3 is hereby further amended and supplemented by incorporating by reference the information in the Offer to Purchase set forth under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) as amended and supplemented pursuant to Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 7 of the Schedule 13E-3.
     The information incorporated into Item 7 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 9 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 7 of the Schedule 13E-3.
     The information incorporated into Item 7 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 7 of the Schedule 13E-3.
Item 8: Fairness of the Transaction
     The information incorporated into Item 8 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”) is hereby amended and supplemented by replacing the first two paragraphs with the following:
     Under the rules governing “going-private” transactions, the Trust and Priscilla Presley may be deemed to be engaged in a “going-private” transaction and therefore are required to express their beliefs as to the fairness of the Offer and the Merger to CKx’s unaffiliated stockholders. The Trust and Priscilla Presley are making the statements included in this section solely for the purposes of complying with the requirements, to the extent so required, of Rule 13e-3 and related rules under the Exchange Act. The views of the Trust and Priscilla Presley should not be construed as a recommendation to any stockholder regarding whether to tender Common Shares into the Offer or to how that stockholder should vote on the approval of the Merger and the Merger Agreement if a vote of CKx’s stockholders is held.
     Neither the Trust nor Priscilla Presley undertook a formal evaluation of the Offer and the Merger or engaged a financial advisor for such purposes. However, the Trust and Priscilla Presley believe that the Offer and the Merger are fair to CKx’s unaffiliated stockholders and agree with the analyses and conclusions of the CKx Board based upon the reasonableness of those analyses and conclusions, which they adopt, and Priscilla Presley’s knowledge of CKx, as well as the factors considered by, and the findings of, the CKx Board with respect to the fairness of the Offer and the Merger to such stockholders. The full text of the recommendations, and reasons supporting them, of the CKx Board are included in the Schedule 14D-9. Holders of Common Shares are urged to read the Schedule 14D-9 carefully and in its entirety.
     The information incorporated into Item 8 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 3 to the Schedule TO, which is hereby incorporated by reference into Item 8 of the Schedule 13E-3.
     The information incorporated into Item 8 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 9 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 8 of the Schedule 13E-3.
     The information incorporated into Item 8 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 8 of the Schedule 13E-3.
          The information set forth in the Schedule 14D-9 under the following under Item 4(c), “The Solicitation or Recommendation—Reasons for the Recommendation” is incorporated herein by reference.
Item 9: Reports, Opinions, Appraisals and Negotiations
     The information incorporated into Item 9 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 3 to the Schedule TO, which is hereby incorporated by reference into Item 9 of the Schedule 13E-3.
Item 10: Source and Amount of Funds or Other Consideration
     The information incorporated into Item 10 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS— Section 17 (“The Merger Agreement and Certain Other Agreements”) is hereby amended and supplemented as set forth in Item 6 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 10 of the Schedule 13E-3.
     Item 10 of the Schedule 13E-3 is hereby further amended and supplemented by adding the amendment contained in Item 1 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 10 of the Schedule 13E-3.

Item 12: The Solicitation or Recommendation
     The information incorporated into Item 12 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 9 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 12 of the Schedule 13E-3.
Item 14: Persons/Assets, Retained, Employed, Compensated or Used
     The information incorporated into Item 14 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 14 of the Schedule 13E-3.
Item 15: Additional Information
     The information incorporated into Item 15 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 3 to the Schedule TO, which is hereby incorporated by reference into Item 15 of the Schedule 13E-3.
     The information incorporated into Item 15 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 14 (“Certain Legal Matters; Regulatory Approvals”) is hereby amended and supplemented as set forth in Item 11 of Amendment No. 3 to the Schedule TO and Item 11 of Amendment No. 4 to the Schedule TO, which are hereby incorporated by reference into Item 15 of the Schedule 13E-3.
     Item 15 of the Schedule 13E-3 is hereby amended and supplemented by adding the amendment contained in Item 1 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 15 of Item 13 of the Schedule 13E-3.
     Item 15 of the Schedule 13E-3 is hereby amended and supplemented by incorporating by reference the information in the Offer to Purchase set forth under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) as amended and supplemented pursuant to Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 15 of the Schedule 13E-3.
     The information incorporated into Item 15 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 15 of the Schedule 13E-3.
     The information incorporated into Item 15 of the Schedule 13E-3 by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”) is hereby amended and supplemented as set forth in Item 6 of Amendment No. 4 to the Schedule TO, which is hereby incorporated by reference into Item 15 of the Schedule 13E-3.
Item 16: Exhibits
     Item 16 of the Schedule 13E-3 is further amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(H)	Consolidated Amended Class Action Complaint filed in the Court of Chancery of the State of Delaware, captioned In re CKx, Inc. Shareholders Litigation (C.A. No. 5545-VCS) (incorporated by reference to Exhibit (a)(5)(I) of Amendment No. 4, filed by CKx, Inc. on June 7, 2011, to the Schedule 14D-9).
(b)(2)	Second Amended and Restated Debt Commitment Letter, effective as of May 10, 2011, by and among Goldman Sachs Bank USA, Macquarie Capital (USA) Inc., MIHI LLC, Colonel Holdings, Inc. and Colonel Merger Sub, Inc. (incorporated by reference to Exhibit (b)(2) of Amendment No. 4 to the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc. and Apollo Management VII, L.P. on June 7, 2011).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 7, 2011

CKX, INC.

By: Name:	/s/ Howard J. Tytel Howard J. Tytel
Title:	Senior Executive Vice President, Director of Legal and Governmental Affairs

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 7, 2011

THE PROMENADE TRUST

By: Name:	/s/ Barry Siegel Barry Siegel
Title:	Trustee, The Promenade Trust

/s/ Priscilla Presley Priscilla Presley